List of Wholly-Owned Subsidiaries

Name	Jurisdiction	Business	% of Ownership

TAG Oil (NZ) Limited	New Zealand	Oil and gas exploration	100%

TAG Oil (Canterbury) Limited	New Zealand	Oil and gas exploration	100%

Cheal Petroleum Limited	New Zealand	Oil and gas exploration and production	100%